Exhibit 12

General Electric Capital Corporation and consolidated affiliates
Computation of Ratio of Earnings to Fixed Charges and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Three months ended March 31, 2015
(Unaudited)

(Dollars in millions)

Loss(a)	$(6,434)
Plus:
Interest included in expense(b)	1,888
One-third of rental expense(c)	30

Adjusted "losses"	$(4,516)

Fixed charges:
Interest included in expense(b)	$1,888
Interest capitalized	5
One-third of rental expense(c)	30

Total fixed charges	$1,923

Ratio of earnings to fixed charges(d)	-

Preferred stock dividend requirements	$-

Ratio of earnings before provision for income taxes to earnings from continuing operations(d)	-

Preferred stock dividend factor on pre-tax basis	$-
Fixed charges	1,923

Total fixed charges and preferred stock dividend requirements	$1,923

Ratio of earnings to combined fixed charges and preferred stock dividends(d)	-

(a)	Loss before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.
(c)	Considered to be representative of interest factor in rental expense.
(d)
For the three months ended March 31, 2015, in connection with the GE Capital Exit Plan, we incurred loss from operations, and as a result, our earnings were insufficient to cover our fixed charges by $6,439 million.